Exhibit 1

Execution Copy
TRUST AGREEMENT
This Trust Agreement (this “Trust Agreement”) is made this 23rd day of December, 2020, by and between Landgame S.A.R.L., a Luxembourg limited company (“Landgame”) and Evan Davis, an individual, having an address at 15 East Levering Mill Road, Bala Cynwyd, PA 19004 (the “Trustee”).
RECITALS:
A. Landgame is the sole economic beneficiary of this Trust Agreement.
B. Inspired Gaming (USA) Inc. (“Inspired Gaming”), a Delaware corporation, is currently an applicant for a Gaming Manufacturer’s License and iGaming Manufacturer’s License (collectively, the “Inspired Gaming Application”) before the Pennsylvania Gaming Control Board (“PGCB”).  Inspired Gaming is a subsidiary of Inspired Entertainment, Inc., a Delaware corporation (“Inspired”), the common stock of which (“Common Stock”) is registered pursuant to Section 12 of the US Securities Exchange Act of 1934, as amended.
C. Inspired currently has approximately 23 million shares of Common Stock outstanding, of which approximately 6.7 million shares (or approximately 29%) are held by Landgame (the “Landgame Shares”).  By reason of its ownership of the Landgame Shares (the “Trust Property”), Landgame is a Principal Entity under 4 Pa. C.S. §1101 et. seq. and the Regulations promulgated thereunder (collectively, the “PA Gaming Laws”).
D. Landgame is indirectly controlled by Vitruvian Partners LLP, a United Kingdom-based private equity firm (“Vitruvian”).  The ownership interests in Landgame are indirectly held by seven investment funds controlled by Vitruvian (collectively, the “Vitruvian Funds”).  The Vitruvian Funds are reaching the end of their term and, as such, Landgame’s interests in Inspired will be liquidated in due course.  Since Vitruvian will not be a long-term investor in Inspired, the Trust Agreement will provide the structure under which the investment can be sold in a commercially reasonable process.
E. In order to allow for the consideration of the Inspired Gaming Application to proceed, Landgame will irrevocably transfer the Trust Property to a grantor trust (the “Landgame Trust”) that is established hereunder to allow for the timely and orderly divestiture of the Trust Property pursuant to the terms contained in this Trust Agreement.
NOW, THEREFORE, IN CONSIDERATION OF THE FOREGOING PREMISES AND MUTUAL AGREEMENTS AND COVENANTS HEREINAFTER CONTAINED, THE PARTIES AGREE AS FOLLOWS:
1. Transfer of Trust Property; Effective Date.  Upon execution of this Trust Agreement, all of Landgame’s present and future interest in the Trust Property shall be irrevocably transferred to the Landgame Trust (free and clear of any mortgage or other security interest).  To effect such transfer, Landgame shall deliver to Continental Stock Transfer & Trust Company, Inspired’s registrar and transfer agent, a duly executed stock power with respect to the Landgame Shares, together with a medallion guaranty with respect thereto.  Notwithstanding anything contained herein to the contrary, if the PGCB does not approve this Trust Agreement within sixty (60) days following the filing of an Answer by the PGCB Office of Enforcement Counsel to the Petition seeking such approval, this Trust Agreement and the Landgame Trust that it creates shall be null and void and of no further force or effect unless otherwise extended upon the election of Landgame.  The later of (i) the date on which the Trust Property has been transferred to the Landgame Trust and (ii) the date on which the Trustee and the Landgame Trust are licensed by the PGCB shall be referred to hereinafter as the “Effective Date”.

2. Trustee’s Acceptance of Property in Landgame Trust.  The Trustee shall accept the Trust Property in trust as and when actually transferred to the Landgame Trust, and the Trustee agrees to hold the Trust Property subject to and in accordance with the terms of this Trust Agreement.
3. Fiduciary Duty of Trustee.  When exercising his rights and powers under this Trust Agreement, the Trustee shall use the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.
4. Duties of Trustee.  The Trustee shall have the duty to: (a) take all necessary and reasonable steps to maintain the Trust Property in his name once transferred to the Landgame Trust; (b) protect the value of Landgame’s interests in this Trust Agreement, as the sole economic beneficiary; (c) serve as a fiduciary with respect to the PGCB’s interest in this Trust Agreement as the regulatory beneficiary; and (d) dispose (and must dispose) of the Trust Property, in accordance with all applicable securities laws, rules and regulations (collectively, the “Securities Laws”), within twelve (12) months of the Effective Date strictly in accordance with the provisions of this Trust Agreement.  The parties recognize and agree that the purpose of this Trust Agreement is to allow for the orderly and timely divestiture of all of the Trust Property.
5. Duties of Landgame.  On and after the Effective Date, Landgame shall have the duty to ensure that neither it, nor any of its holding companies, subsidiaries or affiliates, including without limitation Vitruvian, nor any of their respective principals, directors, officers, employees or agents, exercise or attempt to exercise any control or influence over (a) the Trustee or any of his advisors other than as expressly and exclusively permitted under the terms of paragraph 7 of this Trust Agreement or (b) Inspired or any of its holding companies, subsidiaries or affiliates (or any of their respective directors, officers, employees or agents); to that end, Landgame shall, effective on the transfer of the Trust Property, relinquish all of its rights pursuant to that certain Stockholders Agreement dated as of December 23, 2016 by and among Inspired and certain other shareholders.  Landgame further agrees to ensure that the Landgame Trust promptly files a Principal Affiliate license application with the PGCB.
6. Trustee’s Control over the Trust Property.  On and after the Effective Date, the Trustee, in his sole discretion (and to the exclusion of Landgame, its affiliates or the principals of any of them except as otherwise hereinafter specifically set forth) shall exercise all rights incident to the ownership of the Trust Property (provided however, the Trustee shall enter into an agreement with Inspired, in such form as Inspired and the Trustee may agree, providing, among other things, for the Trustee to vote the Landgame Shares, or to authorize a proxy or proxies to vote such shares, that comprise the Trust Property in proportion to the votes of all of the other Inspired shareholders (i.e., mirror voting), and shall be vested with all powers, authority, and duties necessary to the unencumbered exercise of such rights.  Notwithstanding any other provision of this Trust Agreement to the contrary, the Trustee shall not have the authority to incur any indebtedness for borrowed money or create, incur, or suffer to exist any liens upon the Trust Property.

7. Landgame’s Right to Instruct Trustee to Dispose of the Trust Property.  Subject to compliance with the Securities Laws, the Trust Property must be disposed of within twelve (12) months of the Effective Date.  Landgame shall have the right during the first six (6) months from the Effective Date (the “Landgame Sale Period”) to direct the Trustee (in writing), strictly and exclusively to the extent authorized herein, to dispose of all or any part of the Trust Property to any person(s) who satisfies all applicable requirements of the PA Gaming Laws, to the extent required thereby, and the Trustee shall be subject to and fully comply with the written instructions of Landgame in this regard with respect to the Trust Property, subject only, to the extent required, to receipt of all necessary approvals from the PGCB under the PA Gaming Laws to effectuate such disposition.  Landgame shall give the PGCB and Inspired a copy of any such instructions five (5) days prior to giving such instructions to the Trustee to the extent a transaction involves the sale of 5% or more of Inspired’s outstanding Common Stock.  Until the expiration of the Landgame Sale Period, the Trustee shall have no right to dispose of any of the Trust Property on other than the express instructions of Landgame.
8. Trustee’s Right to Dispose of the Trust Property.
(a) If upon or prior to the expiration of the Landgame Sale Period, Landgame has directed the Trustee, strictly and exclusively to the extent authorized herein, to dispose of all or any part of the Trust Property (“Landgame Sales Transaction”) in accordance with paragraph 7 above, and the closing of such Landgame Sales Transaction has not occurred prior to the expiration of the Landgame Sale Period, the Trustee shall take all necessary and reasonable steps to consummate the Landgame Sales Transaction; provided, however, that in all events the closing of the Landgame Sales Transaction must occur prior to the expiration of the Terminal Sale Period (as defined below), and the documents governing the Landgame Sales Transaction shall so provide.
(b) If Landgame fails to direct the Trustee to dispose of the entirety of the Trust Property within the Landgame Sale Period, the Trustee, to the exclusion of Landgame and without need to receive instructions or other communication from it (which Landgame is prohibited from making) shall thereafter dispose of the Trust Property (not otherwise subject to a Landgame Sales Transaction, for cash within six (6) months from the expiration of the Landgame Sale Period (“Terminal Sale Period”), and any such disposition shall be subject to the prior approval of the PGCB, to the extent required under the PA Gaming Laws, i.e., a transaction involves the sale of 5% or more of the number of shares of Inspired Common Stock outstanding.  Prior to the consummation of any sale during the Terminal Sale Period, the Trustee shall obtain a customary opinion from a qualified investment banking firm that the transaction is fair from a financial point of view (“Fairness Opinion”) as this term is defined in paragraph 8(c) below.
(c) For purposes of this Trust Agreement, the Fairness Opinion rendered by the investment banking firm shall determine the fairness of the consideration paid based upon factors which must include: (i) the current gaming market conditions, during the Terminal Sale Period at which the sale is to be consummated; (ii) that the Trustee is compelled by exigent circumstances to consummate the sale for cash within the six (6) month Terminal Sale Period, and (iii) any other factors that are not inconsistent with factors (i) and (ii) above.

(d) The Fairness Opinion shall be provided to the Trustee with a copy to be provided to Landgame.  The Trustee may obtain the Fairness Opinion from the same firm that assisted the Trustee with the disposition of the Trust Property.
(e) The Trustee shall utilize a nationally recognized investment banking firm with substantial experience in the gaming industry that is acceptable to the PGCB.  The cost to retain such an investment banking firm shall be an expense of the Landgame Trust.
(f) In addition to the Trustee’s duty to the PGCB as the regulatory beneficiary of this Trust Agreement, during the Terminal Sale Period the Trustee shall owe a specific duty to the PGCB with respect to the Trustee’s obligations to dispose of the Trust Property during, but prior to, the expiration of the Terminal Sale Period.
(g) During the Terminal Sale Period, the Trustee shall provide written reports to Landgame regarding the Trustee’s efforts to sell the Trust Property not less often than on a quarterly basis.
9. Receipt of Proceeds on Account of the Trust Property.  On and after the Effective Date, any and all proceeds, earnings, distributions, returns and other income of any kind whatsoever attributable to the Trust Property (whether upon the disposition of the Trust Property pursuant to paragraphs 7 or 8 above or otherwise), are to be paid directly to the Trustee to be held in the Landgame Trust with any distributions thereof to Landgame strictly subject to paragraph 11 below.  In the event of any payment, inadvertent or otherwise, of any such amount to Landgame, or any of its affiliates, subsidiaries or the principals of any of them, any such recipient upon having actual knowledge of any such payment, notwithstanding the ban on communication elsewhere herein imposed, shall immediately notify the Trustee and the PGCB, and within three (3) business days after such notice, transfer the amount of such payment to the Landgame Trust.  Notwithstanding any other provision of this Trust Agreement to the contrary, the Trustee shall comply with all applicable and required federal and state tax withholding requirements.
10. Expenses.
(a) The expenses associated with the maintenance of the Landgame Trust and the fees and expenses of the Trustee (the “Trust Expenses”) shall be the responsibility of, and paid directly by, Landgame.
(b) The Trustee in the exercise of the Trustee’s reasonable discretion may make investments of cash held in the Landgame Trust only in investments which constitute cash equivalents.
(c) For purposes of this Trust Agreement, the term “cash equivalents” means investments in:
(i) Government securities due within one year after the date of the making of the investment;

(ii) Readily marketable direct obligations of any State of the United States of America or any political subdivision of any such State or any public agency or instrumentality thereof given on the date of such investment a credit rating of at least Aa by Moody’s or AA by S&P in each case due within one year from the making of the investment;
(iii) Certificates of deposit issued by, bank deposits in, bankers’ acceptances of, and repurchase agreements covering government securities executed by any bank incorporated under the laws of the United States of America, any State thereof or the District of Columbia and having on the date of such investment combined capital, surplus and undivided profits of at least $250,000,000, or total assets of at least $5,000,000,000, in each case due within one year after the date of the making of the investment;
(iv) Repurchase agreements covering government securities executed by a broker or dealer registered under Section 15(b) of the Securities Exchange Act of 1934, as amended, having on the date of the investment capital of at least $50,000,000, due within ninety (90) days after the date of the making of the investment; provided that the Trustee receives written confirmation of the transfer to the Trustee of record ownership of the government securities on the books of a “primary dealer” in such government securities or on the books of such registered broker or dealer, as soon as practicable after the making of the investment;
(v) Readily marketable commercial paper or other debt securities issued by corporations doing business in and incorporated under the laws of the United States of America or any State thereof or of any corporation that is the holding company for a bank described in clause (c) or (d) above given on the date of such investment a credit rating of at least P-1 by Moody’s or A-1 by S&P, in each case due within one year after the date of the making of the investment; and
(vi) A readily redeemable “money market mutual fund” sponsored by a bank described in clause 10(d)(iii) above, or e registered broker or dealer described in clause 10(d)(iii) above, that has and maintains an investment policy limiting its investments primarily to instruments of the types described in clauses 10(d)(i) through 10(d)(v) above and given on the date of such investment a credit rating of at least Aa by Moody’s and AA by S&P.
11. Prohibited Distributions to Landgame.  Until the approval by the PGCB of the final accounting incidental to the termination of this Trust Agreement in accordance with paragraph 22 below, the Trustee shall not in any event distribute or otherwise release, relinquish or turnover to Landgame, or any of its affiliates, subsidiaries or the principals of any of them, any funds received by the Trustee including, but not limited to, those received by the Trustee on account of proceedings, earnings, distributions, returns or other income of any kind whatsoever in connection with the Trust Property.  If for any reason the Trustee, although obligated in accordance with paragraph 22 to distribute to Landgame proceeds received on account of the disposition of the Trust Property (and any other proceeds, funds or things of value then remaining in the Landgame Trust) net of all expenses of the transaction and of the Trustee, finds himself in possession thereof and so seeks to make an additional distribution to Landgame after termination of this Trust Agreement, the Trustee shall do so upon ten (10) business days prior written notice to the PGCB, but only in the absence of an objection from them delivered to the Trustee within such ten-day period.

12. Communication Restrictions.
(a) General Rule Prohibiting Communication.  On and after the Effective Date and until the termination of this Trust Agreement, in accordance with paragraph 5 of this Trust Agreement, neither Landgame, nor any of its holding companies, subsidiaries or affiliates, including, without limitation Vitruvian, nor any of their respective principals, directors, officers, employees or agents, shall exercise or attempt to exercise any control or influence over (i) the Trustee or any of his advisors or (ii) Inspired or any of its holding companies, subsidiaries or affiliates or any of their respective principals, directors, officers, employees or agents.  To that end, Landgame, its holding companies, subsidiaries or affiliates, including, without limitation Vitruvian, and any of their respective principals, directors, officers, employees or agents, on the one hand, and the Trustee, on the other hand, shall not communicate with each other with respect to any matter related to the Trust Property, except as provided in Section 7 or elsewhere in this Agreement.  In addition, Landgame, its holding companies, subsidiaries, or affiliates, including, without limitation Vitruvian, and any of their respective principals, directors, officers, employees or agents, on the one hand, and Inspired or any of its holding companies, subsidiaries or affiliates or any of their respective principals, directors, employees or agents, on the other hand, shall not communicate with each other, except as hereinafter provided.  In recognition of the obligation of Landgame to dispose of the Trust Property and the obligation of Landgame to comply with certain legal requirements, such as public reporting and tax filings, the parties acknowledge that at times some communication between Landgame, its holding companies, subsidiaries or affiliates, including, without limitation Vitruvian, and their respective principals, directors, officers, employees or agents, on the one hand, and the Trustee, and Inspired and its holding companies, subsidiaries or affiliates or any of their respective principals, directors, officers, employees or agents, on the other hand, may be necessary and desirable to effectuate the terms of this Trust Agreement and such communication may be permitted as set forth below.  For the avoidance of doubt, nothing contained herein shall prohibit communications between and among Landgame, its holding companies, subsidiaries or affiliates, including, without limitation Vitruvian, nor any of their respective principals, directors, officers, employees or agents.
(b) Trustee Exceptions.  On and after the Effective Date and until the termination of this Trust Agreement, Landgame, its holding companies, subsidiaries or affiliates, including, without limitation Vitruvian, and their respective principals, directors, officers, employees or agents and the Trustee may communicate with each other even if prohibited in section 12(a) above (“Restricted Communications”) if the party desiring to engage in Restricted Communications first provides the PGCB (except for the written communications as expressly permitted under paragraph 7) three (3) business days prior written notice of the manner, substance and parties to the intended communication, and do not receive any objection during such three (3) day notice period from the PGCB.  Any communication between Landgame and the Trustee shall be limited to the manner, substance and parties identified in such notice.
(c) Inspired Exceptions.  On and after the Effective Date and until the termination of this Trust Agreement, Landgame, its holding companies, subsidiaries or affiliates, including, without limitation Vitruvian, and their respective principals, directors, officers, employees or agents, and Inspired, or any natural person on any of their behalf, may engage in a Restricted Communication with each other if the party desiring to engage in Restricted Communications first provides the PGCB (except for the written communications as expressly permitted under paragraph 7) three (3) business days (or such shorter period as PGCB may permit) prior written notice of the manner, substance and parties to the intended communication, and do not receive any objection during such three (3) day notice period from the PGCB (or such shorter period as PGCB permitted).  Any communication between Landgame and Inspired (as the case may be) shall be limited to the manner, substance and parties identified in such notice.

(d) All Restricted Communications pursuant to the process contained in (b) and (c) above shall be in writing unless otherwise permitted by the PGCB (or its designee), provided that, if the Restricted Communication is oral, there shall be a writing by Landgame memorializing such Restricted Communication filed with the PGCB (or, the Trustee as applicable) within five (5) business days thereafter.  Upon request of the PGCB (or its designee), (i) copies of any written communication shall be provided to the PGCB and (ii) representatives of the PGCB shall be afforded the opportunity to be present in person or through appropriate electronic means during any oral communication.
13. Qualification of Trustee.  The Trustee warrants and represents that:
(a) He has previously met the criteria necessary to qualify as a Key Employee, and has no reason to believe that he would not meet all of the criteria necessary to qualify as a Principal, under the PA Gaming Laws and that he shall continue to meet such criteria throughout the duration of this Trust Agreement;
(b) He has not had any prior relationship with Landgame or its subsidiaries or affiliates, including without limitation Vitruvian, or any of their respective officers or directors, including any prior business or consulting relationship.
The Trustee agrees that if he commits an act or becomes aware of any information that would cause a reasonable person to believe that he will ultimately not be able to meet the qualification criteria required of a Principal under the Act, or, after being found so qualified, that he no longer meets such criteria, he will notify Landgame, Inspired and the PGCB within two (2) business days of becoming aware of such information, in a writing that sets forth the details of his action or knowledge.  The Trustee further agrees that if he becomes aware of any information that would cause a reasonable person to believe that Landgame has violated or will violate the terms of this Trust Agreement, he will immediately notify the PGCB.
14. Removal of Trustee.  Landgame shall, acting in its sole discretion, have the right to petition the PGCB on an emergent basis, with notice to Inspired, to remove the Trustee immediately from his position as Trustee under this Trust Agreement for good cause, and, with the approval of the PGCB, to replace him with a qualified successor trustee.
15. Resignation of Trustee.  The Trustee shall have the right to resign as Trustee under this Trust Agreement on ten (10) days’ notice to Landgame, Inspired and the PGCB; provided, however, that the resignation by the Trustee shall not be effective unless and until a successor trustee shall have been approved by the PGCB.
16. Successor Trustee.  Landgame, acting in its sole discretion, may at any time propose to replace the Trustee by submitting a writing to the PGCB, with notice to Inspired, that sets forth the good cause basis for the proposed removal.  In that writing, Landgame may recommend a successor trustee, and the successor trustee shall otherwise satisfy the qualifications set forth in paragraph 13 above.  If no such person is proposed within five (5) business days of the death, disability, disqualification, resignation, or removal of the Trustee pursuant to this Trust Agreement, the PGCB, in its sound discretion, may appoint any qualified person to serve as a successor trustee.  The successor trustee shall promptly execute and deliver to Landgame, Inspired and the PGCB a copy of this Trust Agreement.  On the death, disability, disqualification, resignation, or removal of the Trustee pursuant to this Trust Agreement, the Trust Property shall be transferred to the successor trustee, and he or she shall hold the Trust Property subject to the terms of this Trust Agreement.

17. Liability of Trustee.  The Trustee in exercising his duties or powers is presumed to act in good faith, on an informed basis and with a view to the interests of Landgame.  In exercising his duties and powers, the Trustee may, and is entitled to, rely upon information, opinions, reports, books of account or statements, including financial statements and other financial data, that are prepared or presented by Landgame or Vitruvian or any of its or their affiliates, counsel, public accountants, financial advisers, valuation advisers, investment bankers or other persons as to matters reasonably believed to be within the preparer’s or presenter’s professional or expert competence, but the Trustee is not entitled to rely on such information, opinions, reports, books of account or statements if the Trustee has knowledge concerning the matter in question that would cause reliance thereon to be unwarranted.  The Trustee will not be individually liable to Landgame or any of its affiliates, direct or indirect stockholders or creditors for any damages as a result of any act or failure to act in his or her capacity as a Trustee unless: (a) the presumption in the first sentence of this Section 17 has been rebutted; and (b) it has been proven that (i) the Trustee’s act or failure to act constituted a breach of his fiduciary duties as Trustee; and (ii) such breach involved intentional misconduct, fraud, or a knowing violation of law.  For the purpose of this Section 17, “knowing” means actual knowledge.
18. Records.
(a) The Trustee agrees to keep records of all of his business and transactions as Trustee.  There records shall include a detailed listing of the time spent by the Trustee in attending to trust business and the expenses incurred in connection with such business.  The Trustee shall send Landgame a quarterly statement that lists every transaction made by the Trustee during the Terminal Sale Period and the time spent and expenses incurred by him in completing each transaction in the quarter previous to the date of the statement.  Each quarterly statement shall be furnished to Landgame and the PGCB not later than the 5th business day following the end of the quarter.  Notwithstanding anything to the contrary herein, each quarterly statement shall include at a minimum all receipts and disbursements.
(b) The Trustee agrees to make his records available to the PGCB.  Landgame expressly consents to the Trustee allowing the PGCB to view the Trustee’s records of his transaction and business as Trustee.
19. Compensation of Trustee and Other Matters.
(a) Landgame agrees to pay to the Trustee the sum of $25,000 upon the execution of and approval of this Trust Agreement by the PGCB.

(b) In addition, Landgame shall pay the Trustee $400 per hour for all time spent reasonably by the Trustee in administering Landgame Trust business and shall reimburse the Trustee for all reasonable expenses incurred in fulfilling his duties under this Trust Agreement, including the retention of any necessary legal or financial advisors.  Expenses incurred by the Trustee in remaining qualified under the PA Gaming Laws shall be deemed to be reasonable expenses incurred in his fulfilling his duties under this Trust Agreement.  The Trustee shall submit a monthly invoice (a “Trustee Invoice”) to Landgame, with a copy to the PGCB, detailing the fees and expenses incurred during such month in administering Landgame Trust business.  Formal approval of the PGCB shall not be required for payment of a Monthly Invoice of the Trustee unless Landgame objects to such fees and/or expenses within ten (10) business days of receipt of the Monthly Invoice.  If there are no objections to a Monthly Invoice timely made by Landgame, to the extent there is available cash or cash equivalents in the Landgame Trust, Trustee shall utilize such funds to pay the Monthly Invoice.
(c) Notwithstanding anything to the contrary in this Trust Agreement, Landgame shall not be responsible for the payment (either directly or from cash or cash equivalents in the Landgame Trust) of any fees or costs incurred by the Trustee for financial advisors or any other non-legal advisors during the Landgame Sale Period.
(d) Notwithstanding anything to the contrary in this Trust Agreement, the Trustee shall not retain or otherwise engage in connection with his services as trustee under this Trust Agreement any professional services firm or business in which the Trustee has an interest in, or is otherwise employed by, associated with, and/or affiliated.
(e) Notwithstanding anything to the contrary in this Trust Agreement, the Trustee shall not retain or otherwise engage in connection with his services as trustee under this Trust Agreement any financial advisor or other non-legal advisor without the prior approval of the PGCB (or its designee).
(f) The Trustee shall execute and abide by the form of the Confidentiality and Non-Disclosure Agreement attached hereto as Exhibit A.
20. Indemnification of Trustee.  Landgame agrees to indemnify, defend and hold harmless the Trustee to the fullest extent permitted by law from and against all taxes (other than taxes based on income), suits, actions, claims, losses, damages, expenses (including reasonable legal fees), penalties, assessments, liabilities, or other charges incurred by or assessed against the Trustee arising out of any action or omission in connection with the performance of his duties under this Trust Agreement, except for those express instances in which the Trustee is liable to Landgame pursuant to paragraph 17 above.  The rights of the Trustee under this paragraph 20 shall survive termination of this Trust Agreement regardless of whether any taxes (other than taxes based on income), suits, actions, claims, losses, damages, expenses, penalties, assessments, liabilities, or other charges are incurred or assessed prior or subsequent to the termination of this Trust Agreement.  Vitruvian has a good faith belief that the Trustee is an “Insured Person” under Vitruvian’s Investment Management Insurance policy.
21. Rights of the Trustee.  The Trustee may rely on any notice, instruction, certificate, statement, request, consent, confirmation, agreement, or other instrument that is authorized or permitted by this Trust Agreement and that he reasonably believes to be genuine and to have been signed or presented by an authorized person or persons.  Without limiting the foregoing, the Trustee may accept as valid any notice, instruction, certificate, statement, request, consent, confirmation, agreement, or other instrument made, given or submitted by Landgame, but shall act thereon only if such is authorized or permitted in accordance with this Trust Agreement.

22. Termination of Trust Agreement.  Within twenty (20) days following the disposition of all Trust Property in accordance with paragraphs 7 and/or 8 above (as the case may be) (and with the Trustee continuing to retain the proceeds from such disposition), the Trustee shall prepare his final accounting, then submit the final accounting, along with a request to dissolve the Landgame Trust and discharge the Trustee, to the PGCB for its approval in the normal course, without prejudice to any request being made to the PGCB that it consider such matter within thirty (30) days of such submission.  Landgame hereby agrees and acknowledges that under no circumstances will Landgame be permitted to receive a distribution from the disposition of the Trust Property, net of all expenses incurred by Landgame, in excess of its cost basis in the Landgame Shares, as set forth on Exhibit B (the, “Landgame Cost Basis”).  To the extent the proceeds from the disposition of the Landgame Shares, net of all expenses incurred by Landgame, exceeds the Landgame Cost Basis, such excess (the “Landgame Profit”) shall be disbursed to Inspired.  If the PGCB approves the final accounting by the Trustee, the Trustee shall then distribute to Landgame (or its designated subsidiary or affiliate) any and all proceeds received on account of the disposition of the Trust Property, net of all expenses incurred by Landgame up to the Landgame Cost Basis, the Landgame Profit, if any, to Inspired and with the approval of the PGCB, the Trustee shall then be discharged, this Trust Agreement terminated and the Landgame Trust that it creates dissolved without the necessity for further action on the part of any person.
23. Benefits of Trust Agreement.  Nothing in this Trust Agreement, express or implied, shall give to any person, other than Landgame (and its subsidiaries and affiliates, including without limitation Vitruvian) and the Trustee, and their successors hereunder, and the PGCB, any benefit or any legal or equitable right, remedy or claim under this Trust Agreement.
24. Grantor Trust.  This Trust Agreement and the Landgame Trust that it creates shall be deemed a grantor trust for federal income tax and other tax purposes, and Landgame shall be considered the sole economic beneficiary for such purposes.
25. Assignability.  Landgame shall have the right to assign its rights under this Trust Agreement, but only with prior approval of the PGCB and prior notice provided to Inspired.
26. Amendment; Waiver.  This Trust Agreement may not be amended, modified, or supplemented, nor may any provisions of this Trust Agreement be waived, discharged, or revoked, without the prior written consent of Landgame and the Trustee.  No amendment, modification, or supplement to this Trust Agreement shall be effective without the prior approval of the PGCB after notice to the PGCB of any proposed amendment, modification, or supplement.
27. Recitals.  The various recitals at the beginning of this Trust Agreement form a part of this Trust Agreement.

28. Headings.  The various headings of the paragraphs of this Trust Agreement are for reference purposes only and shall in no way affect the meaning and interpretation of this Trust Agreement.
29. Invalidity.  The invalidity of any provision of this Trust Agreement shall not be deemed to impair or affect in any manner the validity or enforceability of the remainder of this Trust Agreement.
30. Notices.  Any notice or other communication required to be given under this Trust Agreement shall be given in writing by facsimile, email or other similar means of electronic communication and by a follow-up writing sent by any overnight delivery service.  Written notice shall be deemed to be given on transmission (and in the case of facsimile, upon the issuance of a confirmation of error-free transmission receipt by the sender’s facsimile machine) or on its being delivered by an overnight delivery service.  The numbers and addresses for provide notice under this Trust Agreement shall be those contained in Exhibit C to this Trust Agreement.  The numbers and addresses used for providing notice under this Trust Agreement may be changed by giving notice pursuant to paragraph 30 of this Trust Agreement.
31. Counterparts.  This Trust Agreement may be executed in counterparts, each of which when executed and delivered shall be an original and both of which together will constitute the same Trust Agreement.
32. Variations in Pronouns.  All pronouns and any variations thereof refer to the masculine, feminine, or neuter, singular, plural, as the identity of the person or persons may require.
33. Waivers.  No delay on the part of any party in exercising any right, power, or privilege hereunder shall operate as a waiver hereof, nor shall any waiver on the part of any party of any right, power, or privilege hereunder, nor any single or partial exercise of any right, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.  The rights and remedies provided herein are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.
34. Governing Law.  The parties agree that this Trust Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania, including the PA Gaming Laws, and nothing herein shall be construed to limit the rights of the PGCB to take any action required or permitted by law.
35. Enforcement.  The parties acknowledge and agree that the PGCB shall have the right to enforce such terms of this Trust Agreement applicable to the PGCB.
36. Other Gaming Jurisdictions.  Notwithstanding anything contained herein to the contrary, as, and to the extent necessary, it is hereby contemplated and agreed that other gaming regulatory authorities (each an “Additional Gaming Authority”) may be granted the same rights that are provided to the PGCB as contained herein.  Any such Additional Gaming Authority may be added by way of an execution of an Acknowledgment page by the parties hereto, providing all rights that are afforded to the PGCB hereunder to such Additional Gaming Authority.  Approval from the PGCB shall not be required, provided that the terms and conditions contained in this Trust Agreement are not modified in any way.
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IN WITNESS WHEREOF, the parties hereto have caused this Trust Agreement to be executed and delivered as of the date first above written.
LANDGAME S.A.R.L

By:	/s/ Gael Sausy
Name: Gael Sausy
Title: B Manager and Authorized Signatory

TRUSTEE

By:	/s/ Evan Davis
Evan Davis

Joinder
Vitruvian hereby joins in this Trust Agreement for the purposes of acknowledging and agreeing be bound by the terms applicable to Vitruvian contained in paragraphs 5, 12 and 20 of this Trust Agreement.

VITRUVIAN PARTNERS LLP

By:	/s/ Robert James Sanderson
Name: Robert James Sanderson
Title: Partner

EXHIBIT A
TO THE TRUST AGREEMENT

CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT
This CONFIDENTIALITY AND NON-DISCLOSURE AGREEMENT (the “Agreement”) is entered into as of this ___ day of December, 2020, by and between Landgame S.A.R.L., a Luxembourg limited company (“Discloser”) Evan Davis, an individual, having an address at 15 East Levering Mill Road, Bala Cynwyd, PA 19004.
BACKGROUND
Discloser desires to disclose to Recipient certain of Discloser’s Confidential Information (as hereinafter defined) in order to enable Recipient to serve as a trustee and fiduciary on Discloser’s behalf pursuant to that certain Trust Agreement dated of even date herewith.
NOW, THEREFORE, in consideration of the foregoing and the mutual covenants contained herein and intending to be legally bound hereby, the parties agree as follows:
1. Confidentiality.  During the term of this Agreement and at all times thereafter, Recipient will hold and maintain the confidentiality of any and all Confidential Information (as hereinafter defined) previously or subsequently disclosed to Recipient or otherwise obtained by Recipient from Discloser, and/or from the PGCB (as hereinafter described), and except as permitted under this Agreement, Recipient will not, without the prior written consent of Discloser use any such Confidential Information for his own benefit, or publish, disclose, communicate, reveal or divulge any such Confidential Information to, or use any such Confidential Information for the direct or indirect benefit of, any person, corporation or other entity other than Discloser and will use the same degree of care to avoid publication or dissemination of any such Confidential Information as Recipient uses with respect to his own information which he does not desire to have published or disseminated.
2. Definition of Confidential Information.  As used herein, the term “Confidential Information” will include, without limitation, any and all information disclosed to Recipient by Discloser.  Confidential Information does not include information that:
(a) Is known to Recipient on or before the date of disclosure to Recipient;
(b) Is or becomes a part of the public domain through no wrongful act of Recipient; or
(c) Is obtained by Recipient from a third party, without restriction and without breach of this Agreement or any similar agreement.
3. Disclosure Required or Permitted.  Recipient will be entitled to release Confidential Information only pursuant to an order of a court or government agency or authority; provided, however, that: (a) Recipient will immediately provide written notice thereof to Discloser, upon the earlier of knowledge of or receipt of any such order, and for a reasonable time thereafter withhold the release of Confidential Information for a period sufficient to allow Discloser the opportunity to object to such production or to seek an order protecting its Confidential Information from disclosure; and (b) Recipient will object to the production of, and refuse to produce, such Confidential Information as being in violation of the terms of this Agreement.  Recipient may also disclose Confidential Information to legal advisors or law firms to the extent necessary to carry out his responsibilities under the Trust Agreement or to comply with the Rules of Professional Conduct governing attorneys in jurisdictions where Recipient is licensed to practice law (e.g.  conflict checks).

4. Ownership and Return.  All Confidential Information will be and remain the sole and exclusive property of Discloser.  All physical representations of such Confidential Information will be returned to Discloser promptly upon request therefor, together with all copies made thereof.  All such Confidential Information will be returned with a letter executed by Recipient affirming that all such Confidential Information, whether in original or copied form, has been returned to Discloser or destroyed.
5. Presumption of Confidentiality.  All materials disclosed or otherwise made available by Discloser to Recipient will be presumed to constitute Confidential Information and will be so regarded by Recipient, unless Recipient establishes to the contrary that certain of such materials are not encompassed within such definition.
6. Other Rights or Obligations.  Nothing contained in this Agreement will be construed as obligating either party to transact any business with the other party as a result of the execution of this Agreement.  The disclosure of Confidential Information hereunder or otherwise shall not be construed as granting or conferring any rights on Recipient.
7. Termination.  This Agreement will continue and remain in full force and effect until terminated in writing by notice from one party to the other, and will apply to all Confidential Information disclosed before the date on which such notice of termination is received by the non-terminating party.  Notwithstanding any termination of this Agreement, the obligations imposed on Recipient by this Agreement will continue to apply to any Confidential Information provided or communicated to Recipient before such termination.
8. Instructions.  Each party acknowledges that the covenants contained in this Agreement, in view of the nature of the business in which Discloser is engaged, are reasonable and necessary in order to protect Discloser’s legitimate business interests, and that any violation thereof would result in irreparable injury to Discloser.  Recipient agrees that, if he violates any of such covenants, then Discloser will be entitled to obtain from any court of competent jurisdiction temporary, preliminary and permanent injunctive relief, without bond, which right will be cumulative and in addition to any other rights or remedies to which Discloser may otherwise be entitled at law or in equity.
9. Modification.  If all or any portion of the covenants contained in this Agreement or the application thereof are construed to be invalid or unenforceable, then the remainder of such covenant or covenants and/or the application thereof will not be affected and any remaining covenants will then be given full force and effect without regard to the invalid or unenforceable portions.  If any covenant is held to be unenforceable because of the geographic area covered, the duration thereof, or the scope thereof, then the court making such a determination will have the power to reduce the area and/or the duration, and/or limit the scope thereof, and the covenant will then be enforceable in its reduced form.

10. Severability.  The provisions of this Agreement are independent of and separable from each other, and the invalidity or unenforceability, in whole or in part, of any one or more provisions of this Agreement will not affect or render invalid or unenforceable any other provision of this Agreement.
11. Venue.  Except for actions brought by Discloser seeking an injunction, which may be brought in the jurisdiction of Discloser’s choosing, the parties agree that any such action brought by one of them against the other may be instituted only in a state or federal court having subject matter jurisdiction thereof located in or for Philadelphia County or Dauphin County, Pennsylvania, and they irrevocably waive any objection they may have to the jurisdiction or the venue of these courts.
12. No Defense.  Recipient expressly agrees that the existence of any claims he may have against Discloser, whether or not arising from this Agreement, will not constitute a defense to the enforcement by Discloser of the provisions regarding the Confidential Information set forth in this Agreement.
13. Miscellaneous.  Neither this Agreement nor either party’s rights hereunder may be assigned or transferred to any other party.  This Agreement constitutes the full and entire agreement between the parties, supersedes all prior agreements, understandings, inducements or conditions, express or implied, oral or written, and may only be waived, modified or terminated by a written document signed by both of the parties hereto.  This Agreement will be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.  This Agreement will be binding upon and inure to the benefit of the parties hereto, and their respective representatives and, successors and permitted assigns.
IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement as of the date first above written.
LANDGAME S.A.R.L

By:
Name: Gael Sausy
Title: B Manager and Authorized Signatory

TRUSTEE

By:
Evan Davis

EXHIBIT B
LANDGAME COST BASIS IN LANDGAME SHARES
Landgame’s cost basis in the Landgame Shares is $10 per share.
Prior to July 2016, funds managed by Vitruvian owned interests in Inspired Gaming Group, as Inspired was formerly constituted.  In July 2016, Hydra Industries Acquisition Corp.  (“Hydra”), a special purpose acquisition company or SPAC, agreed to acquire Inspired Gaming Group from the Vitruvian funds.  The acquisition, which closed on December 23, 2016, was effectuated through a merger with Hydra which would subsequently change its name to Inspired Entertainment, Inc.  Pursuant to the terms of the transaction, Vitruvian received a combination of cash and shares of Hydra as consideration for the sale of its interest in Inspired Gaming Group.  The Hydra shares were issued and valued at a price of $10.00 per share.

EXHIBIT C
TO TRUST AGREEMENT
NOTICES
To Landgame:	Landgame S.A.R.L.
Attn: Gael Sausy 21, Rue Philippe II
L-2340, Luxembourg
gael.sausy@vitruvianpartners.com

With copy to:	legal@vitruvianpartners.com

To PGCB:	Pennsylvania Gaming Control Board
Office of Enforcement Counsel
Attn: Cyrus Pitre
303 Walnut Street, 10th Floor
Harrisburg, PA 17101

With copy to:

To Trustee:	Evan Davis
15 East Levering Mill Road
Bala Cynwyd, PA 19004
19